March 11, 2021

Securities and Exchange Commission

100 F. St. NE

Washington, DC 20549

Re:        TipMeFast, Inc.

Registration Statement on Form S-1/A

Filed March 1, 2021

File No. 333-222880

To Whom it May Concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), TipMeFast, Inc. (the “Company”) hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (“SEC”) Registration Statement on Form S-1/A (File No 333-222880) (the “Registration Statement”), filed on March 1, 2021, only. This withdrawal is not meant, in anyway, to affect the Form S-1/A submitted and approved in August of 2018.

The Company requests withdrawal as Form S-1/A filed on March 1, 2021 was filed in error. No sales were made in connection with the Form S-1/A filed on March 1, 2021

Please forward copies of the order consenting to the withdrawal of the Registration Statement to Byron Thomas, Esq. via email at Byron Thomas byronthomaslaw@gmail.com.

If you have any questions regarding this application for withdrawal, please call Byron Thomas, Esq. the Company’s counsel at 702 747-3103.

Very truly yours,

 /s/ Raid Chalil

Raid Chalil, President